Exhibit 99.1
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PETROCHINA COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 857)
INFORMATION ON THE PAYMENT OF FINAL DIVIDEND
Reference is made to the announcement of PetroChina Company Limited (the “Company”) dated 18 May 2011 in respect of the resolutions passed at the annual general meeting for the year of 2010 and payment of the final dividends (the “Announcement”). The board of directors of the Company (the “Board”) wishes to announce further information in relation to the payment of the final dividend as follows.
Due to the recent change of PRC tax regulations, the Circular on the Questions Concerning Tax on the Profits Earned by Enterprises with Foreign Investment, Foreign Enterprises and Individual Foreigners from the Transfer of Stocks (Stock Rights) and on Dividend Income (Guo Shui Fa [1993] No.45) () issued by the State Administration of Taxation (the “Circular”), where individual foreigners who were the holders of H shares were temporarily exempted from PRC individual income tax for the dividends (bonus) paid by domestic enterprises which issued such H shares, was repealed under the Announcement on the List of Fully and Partially Invalid and Repealed Tax Regulatory Documents () dated 4 January 2011. Therefore, the Circular can no longer be the basis for the individual shareholders who hold the Company’s H shares and whose names appear on the register of members of H shares of the Company (the “Individual H Shareholders”) to be exempted from the PRC individual income tax when the Company distributes the final dividend for the year ended 31 December 2010.
Pursuant to the PRC Individual Income Tax Law (), the Implementation Regulations of the Individual Income Tax Law (), the Tentative Measures on Withholding and Payment of Individual Income Tax () and other relevant laws and regulations (collectively, “Relevant Laws and Regulations”), in view of opinions from relevant PRC tax authorities, the Individual H Shareholders shall pay individual income tax at a tax rate of 20% upon their receipt of distribution of dividends from the Company, which shall be withheld and paid by the Company on behalf of the Individual H Shareholders. The Individual H

Shareholders may wish to apply for a tax refund (if any) in accordance with the relevant requirements of applicable tax agreements (arrangements) subject to further confirmation from relevant PRC tax authorities based on the information provided by such individual shareholders.
Having considered the time required for collecting information from the Individual H Shareholders and obtaining relevant PRC tax authorities’ confirmation, the Board hereby announces that, in order to ensure the Company’s compliance with Relevant Laws and Regulations while following the previously announced timetable for payment of dividend by the Company, the Company will temporarily withhold 20% of the final dividend to be distributed to the Individual H Shareholders with an aggregate amount of approximately HKD12,951,698.27, when the Company distributes the final dividend for the year ended 31 December 2010 to the Individual H Shareholders. The Company will closely follow up with competent tax authorities to seek confirmation of the tax treatment and will publish an update announcement if there is any progress. After the competent tax authorities have confirmed such individual income tax withheld by the Company based on information to be provided by the Individual H Shareholders, the Company would, if applicable, refund the corresponding amount of tax temporarily withheld to the relevant individual shareholders who are qualified for such refund on a timely basis.
Shareholders are recommended to consult their taxation advisors regarding the owning and disposing of H shares of the Company in the PRC and in Hong Kong and other tax effects.
Other information in respect of the payment of the final dividend as disclosed in the Announcement remains unchanged.

By order of the Board PetroChina Company Limited Li Hualin Secretary to the Board
Beijing, the PRC
23 June 2011
As at the date of this announcement, the board of directors of the Company comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin, Mr Yu Baocai and Mr Ran Xinquan as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.